January 21, 2005
Mail Stop 0305

Via U.S. Mail and facsimile (949) 474-8114
Mr. Alan Spatz
Digital Color Print, Inc.
1920 East Warner Avenue
Suite M
Santa Ana, CA  92705

	Re:	Form 8-K filed January 14, 2005
      File No.: 333-81520

Dear Mr. Spatz:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Amend the report to include the required letter from the former accountant. See Item 3 of Form 8-K and Item 304 of Regulation S-
B.

	 We welcome any questions you may have about our comments or on any other aspect of our review. You may contact me at 202-942-
1785,
or in my absence, Robert Benton at 202-942-1811.

      Sincerely,


								Theresa A. Messinese
      Staff Accountant